

Mail Stop 20549-3561

May 13, 2010

Mr. Martin E. Franklin, Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NewYork 10580

> **Re:** **Jarden Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed April 30, 2010**
> **Commission File No. 1-13665**

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 36

1. We note your presentation of cash flows from operations under the heading
   "Other Financial Data." To avoid the implication that the use of these cash flows
   is entirely at the discretion of management, we believe you also should present
   cash flows from investing activities and cash flows from financing activities to
   reflect management's decisions as to the use of these operating cash flows and the
   external sources of capital used. If you wish to present cash flows from
   operations in future filings, please revise to present all three subtotals from your
   statement of cash flows.

Management's Discussion and Analysis, page 38

Results of Operations – Comparing 2009 to 2008, page 41

2. We note your analysis of the change in operating earnings for your Outdoor
   Solutions segment on page 42. Operating earnings for this segment decreased
   $10.7 million from 2008 to 2009; however, the factors that you have quantified as
   contributing to this change in operating earnings result in an aggregate increase in
   operating earnings of $67.0 million. It is unclear to us what caused the offsetting
   decrease in operating earnings to result in a net decrease of $10.7 million. In this
   regard, we note your reference to the gross margin impact of lower sales on your
   operating earnings, which you have not quantified. However, it is unclear from
   your current disclosures that this factor accounts for the offsetting decrease in
   operating earnings of $77.7 million since the decrease in revenues for this
   segment, multiplied by your consolidated gross margin, only accounts for
   approximately half of this $77.7 million decrease. It appears that additional
   disclosures are needed to explain the remaining decrease in operating earnings.
   Please tell us and revise future filings to explain in more detail the significant
   factors that contributed to the net decrease in operating earnings of $10.7 million
   for your Outdoor Solutions segment. As this segment accounts for approximately
   half of your consolidated revenues and consolidated operating earnings, please
   ensure that in future filings you provide a robust analysis, including
   quantification, of the significant factors that contribute to changes in this segment,
   even if these factors largely offset each other. Refer to Item 303(a)(3) of
   Regulation S-K and our Release No. 33-8350.

Contractual Obligations and Commercial Commitments, page 49

3. We read in footnote one to this table that the amounts presented for long-term
   debt reflect scheduled principal payments only. As the interest expense on this
   debt appears to be a material contractual obligation, please revise future filings to
   either include interest expense on long-term debt within this table or to provide

such information in a footnote to the table using the same time periods as seen in the table. If the information on future interest expense cannot be determined because the debt is subject to variable rates, please disclose the dollar amounts of your variable rate debt, the current interest rate(s) on such debt as of the latest year end, and consider estimating your future interest expense as we believe this provides useful information to your investors.

Significant Accounting Policies and Critical Estimates, page 51

4. We note your discussion of Goodwill and Indefinite-Lived Intangibles on page 52. Given the materiality of goodwill and other intangible assets to your financial statements and your recent history of impairments, we believe additional discussion would provide useful information to assist your investors in assessing the likelihood that historical financial information is indicative of future financial information. With reference to Item 303(a) of Regulation S-K, Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350, please tell us and provide in future filings the following disclosures:

- Please describe how you determined your reporting units and identify these reporting units.
- Please explain in more detail how you determined the fair value of your reporting units, as your current disclosure that you use various methods such as the discounted cash flows and market multiple methods appears overly vague. Also explain in more detail how you determined the fair value of your other intangible assets.
- We note your discussion of the significant assumptions involved in testing goodwill and other intangible assets for impairment. To the extent that any of these significant assumptions have changed from prior periods resulting in a material change to the fair value of a reporting unit or an intangible asset, please disclose this fact.
- Please disclose whether any of your reporting units are at risk of failing step one of the goodwill impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, we may request additional disclosures about this risk.

Consolidated Statements of Income, page 59

5. In future filings, since your financial statements for the year ended December 31, 2008 reflect a loss rather than income, please revise the title of the statement to read Consolidated Statements of Operations.

6. In future filings, please revise interest expense, net to be presented on a gross basis either on the face of the statement of operations or in a note to your financial statements. Refer to Rule 5-03 of Regulation S-X.

Note 1. Business and Significant Accounting Policies, page 64

Basis of Presentation, page 64

7. We note your disclosure in the third paragraph under this heading concerning the evaluation of subsequent events. We remind you that in accordance with ASU 2010-09, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated.

Sales Incentives and Trade Promotion Allowances, page 67

8. We note your disclosure that while the majority of your sales incentives and promotional programs to your reseller customers are recorded as reductions to net sales in your Consolidated Statements of Income, the company does include consideration granted in certain of these transactions as SG&A expenses. Please tell us and disclose in future filings your accounting policies with respect to the criteria used to determine the costs recorded as SG&A expenses rather than as reductions of net sales. Please also disclose the dollar amount of such costs. Refer FASB ASC 605-50-45.

Note 9. Debt, page 80

9. We note that certain of your debt appears to include restrictions on the transfer of assets and payment of dividends.   In future filings, please disclose the amounts of restricted net assets as required by Rule 4-08 (e) of Regulation S-X or tell us why you believe such disclosures are not required.

Note 11. Commitments and Contingencies, page 84

10. We note you have contingent liabilities arising from environmental and litigation matters for which accruals appear to have been recorded in your financial statements. If an exposure to loss exists in excess of amounts accrued, please disclose the potential additional loss or range of loss over amounts accrued or

state that such an estimate cannot be made. Refer to FASB ASC 450-20-50-3 and 50-4.

Note 13. Stockholders' Equity and Share-Based Awards, page 89

11. In future filings, please disclose the following:

- the maximum contractual term for stock options granted during each period. Please refer to FASB ASC 718-10-50-2.a.2.;
- the aggregate fair value of restricted shares granted and the total fair value of those vested during each year for which an income statement is provided. Please refer to FASB ASC 718-10-50-2.d.2.;
- all of the disclosures required by FASB ASC 718-10-50-2.e for fully vested share options and options expected to vest at the most recent balance sheet date; and
- how you account for excess tax benefits, if any. Refer to FASB ASC 718-740-25-9 &10, 718-740-35-3 and 718-740-45.

Note 17. Segment Information, page 100

12. You disclose in Note 6 that you recorded certain goodwill and other intangible asset impairment charges to various identified business units, which appear to be at a level below your reportable segments. Please provide us with your analysis under FASB ASC 280-10-50 as to whether these business units are operating segments, and if so, explain how you determined it was appropriate to aggregate these operating segments with other operating segments to result in your reportable segments. Additionally, please disclose in future filings whether you are aggregating operating segments to arrive at your reportable segments. Refer to FASB ASC 280-10-50-21(a).

Exhibits 31.1 and 31.2

13. We note your reference in the fourth paragraph of these certifications to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-16(f)). Please revise your certifications to refer to Exchange Act Rules 13a-15(f) and 15d-15(f). Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Financial Statements, page 3

Note 1. Basis of Presentation and Significant Accounting Policies, page 6
Venezuela Operations, page 6

14. We note your disclosure that your results of operations for the three months ended March 31, 2010 include a one-time, non-cash charge of $56.6 million related to remeasuring $32.0 million of U.S. dollar denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. In future filings, please provide all of the following additional disclosures:

- Disclose the rates used for remeasurement and translation;
- Disclose the relevant line items (e.g. cash, accounts payable) on the financial statements for which the amounts reported for financial reporting purposes differ from the underlying U.S. dollar denominated values; and
- For each relevant line item, the difference between the amounts reported for financial reporting purposes versus the underlying U.S. dollar denominated values.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, if you have any questions, or in her absence, you may contact me at (202) 551-3737.

                                    Sincerely,

                                    Jennifer Thompson
                                    Branch Chief